UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-35192

CUSIP Number G7114V102

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D ☐	Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

PART I — REGISTRANT INFORMATION

PINGTAN MARINE ENTERPRISE LTD.
Full Name of Registrant

18-19/F, Zhongshan Building A, No. 154 Hudong Road

Address of Principal Executive Office (street and number)

Fuzhou, China 350001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report ,semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pingtan Marine Enterprise Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended June 30, 2021 (the “Q2 2021 Report”). The Company has determined that it is unable to file its Q2 2021 Report within the prescribed time period without unreasonable effort or expense. As a result of (i) the Company’s inability to file on a timely basis its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”) due to circumstances related to the finalization of the Company’s audit procedures, (ii) the Company’s inability to file the quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Q1 2021 Report”) within the prescribed time period due to the foregoing delay in filing the Annual Report, and (iii) the appointment of Wei, Wei & Co, LLP as the Company’s new independent registered public accounting firm effective as of May 31, 2021, the Company requires additional time to finalize the compilation and review of the consolidated financial statements for the fiscal quarter ended June 30, 2021 and the information to be presented in the Annual Report, the Q1 2021 Report and the Q2 2021 Report. The Company is working diligently to complete these reports and currently anticipates filing the Annual Report, the Q1 2021 Report and the Q2 2021 Report on or before October 12, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xinrong Zhuo	86	591-8727-1266
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s preliminary unaudited results for the three months ended June 30, 2021 and 2020 are as follows:

	For the Three Months Ended June 30,
($ in thousands)	2021	2020
Statement of Income Data:
Revenue	$36,865	$23,463
Net (loss)income attributable to owners of the Company	$(6,901)	$(1,576)

The Company expects to report total revenues of approximately $36.9 million for the three months ended June 30, 2021, compared to total revenues of $23.5 million for the three months ended June 30, 2020.

The Company expects to report a net loss attributable to ordinary shareholders of approximately $6.9 million for the three months ended June 30, 2021, compared to net loss attributable to ordinary shareholders of approximately $1.6 million for the three months ended June 30, 2020.

The above results are subject to changes as the review of our financial statements for the three months ended June 30, 2021 has not been completed. Important factors that may cause actual results to differ materially from those in the disclosure herein include, but are not limited to, the possibility that the ongoing audit may require adjustments in the financial results estimated above.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward-looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

PINGTAN MARINE ENTERPRISE LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2021	By:	/s/ Xinrong Zhuo
Xinrong Zhuo, Chief Executive Officer

3